Lumineux Chocolate

Regulation Crowdfunding



LUMINEUX

CHOCOLATE

00:02

Invest in Lumineux!



Funded

0%
Invest

Start date: December 4, 2020

End date: January 13, 2021

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

The Vision

———

Lumineux Chocolate was born out of our desire to bring light to our community through intentional hospitality and responsible delight. We craft small-batch, bean-to-bar chocolate with as much care for the farmers creating our beans as the customers enjoying our bars.

The Opportunity

———

We're crafting the highest quality premium chocolate, the fastest-growing segment of the overall chocolate industry in the United States. The premium chocolate market has grown by double-digits year over year for the past 5 years.



We are the first and ONLY chocolate producer in upstate South Carolina with our closest competitor in the market out of Asheville, North Carolina. Our extensive restaurant experience allows us to create unique flavors and develop out-of-the-box recipes that distinguish Lumineux from other chocolates.



The Company

Lumineux Chocolate seeks to be a beacon of light to others through the transformative power of great chocolate and intentional hospitality. We produce the highest quality chocolate using only carefully sourced cacao with transparent, ethical supply chains. Not only can customers see the bean origins on the individual bars, but they can read about the farms at each source on our website.



Our desire is for our customers to feel like they are a part of our family. To encourage this, we invest time in communicating frequently with our customers through a monthly newsletter and social media. We keep them updated on things like new sourcing relationships, upcoming products and limited releases.

The Market

While we hope Lumineux Chocolate is appreciated by all, our main focus is on those who value locally made, artisan products that have a responsible, ethical supply chain. We build relationships with our customers through pop-ups at places like hotel lobbies, farmer's markets, and conventions. But the beautiful thing about our bars (besides their delicious taste!) is that they fit right in on the counters of hip specialty coffee shops, classy wine bars, and boutique hotels.



We started by selling our chocolate at the Travelers Rest Farmers Market. This allowed us to connect better with our target market and the overall market in the Greenville area, as well as test potential new products. We also were able to educated the market on what makes our chocolate unique. One of the most effective (and popular) ways we do this is through tastings! 😋 Due to COVID, we moved our tastings online, and the positive response has been overwhelming. Due to demand, we're now adding on private events with couples and small groups.

The Growth plan

———

We launched at the end of March, and due to COVID, we could only sell online, accelerating our e-commerce channel development. We also began establishing our wholesale business, securing 22 wholesale accounts across upstate SC and Columbia. Despite the pandemic, we have made great strides in establishing our company within the local market and in exploring the national e-commerce market.

The Goods

———

Lumineux Chocolate has a focused product line consisting of 10 varieties of chocolate These varieties have 8 dark chocolates, 2 milk chocolates, and 5 chocolate bars with inclusions. The line also includes collections that contain 3 tasting tablets in special packaging.



30-gram tasting tablet



- 72-gram full-size tablet

- Bulk chocolate by the kilogram (wholesale customers only)

Finally, the line includes bulk dark and milk chocolate discs and chunks that can be mixed or baked into all sorts of delicious concoctions.

10 VARIE

8 DARK

2 MILK

5 BARS WITH INCLUSIONS



3 TASTING TABLETS

The Sources

Lumineux Chocolate sources several of its cocoa beans through Uncommon Cacao. Uncommon Cacao is a cocoa bean supplier that emphasizes transparent trade. It establishes transparency and accountability for stakeholders, enabling consumers to see real data through the supply chain. This establishes long-term partnerships through new pricing benchmarks and shifts the power dynamic to the farmers.

This transparency benefits Lumineux Chocolate as well as our customers by ensuring ethical farming practices and fair pay for the farmers. It also gives us great insight into the farmers growing the beans for our chocolate. Two of the key farming co-ops Lumineux Chocolate uses through Uncommon Cacao are Semuliki Forest and ABOCFA.



924
organic farmers
215
female farmers
844 kg
avg. sales per farmer
(dry kg equivalent)
$1,293
avg. annual revenue per farmer
farmer resources
organic training, seedling ditsribution, agronomy assistance



BIODIVERSITY
intercropped with palm trees, plantains, coconut, cassava

2.3 average farm size (in hectares)

610ft avg. altitude

43in annual rainfall

2128 hectares cultivated

48-48-48 fermentation protocol (in hours)

September-April harvest season

Direct sun in thin layer on raised bamboo mats drying protocol

USDA ORGANIC — organic certified

93% well fermented (FCCI protocol)

Through our partnerships (https://lumineuxchocolate.com/about/), we source the highest quality cacao from all over Africa and Madagascar.


Tunisia
Morocco
Algeria
Libya
Egypt
Iraq
Kuwait
Western Sahara
Saudi Arabia
Mauritania
Mali
Niger
Chad
Sudan
Eritrea
Yemen
enegal
Djibouti


Nigeria
Ghana
Central African Republic
Ethiopia
Democratic Republic of the Congo
Gabon
Kenya
Angola
Zambia
Zimbabwe
Madagascar
Namibia
South Africa

The Mission

LUMINEUX CHOCOLATE SEEKS TO BE A BEACON OF LIGHT TO OTHERS THROUGH THE TRANSFORMATIVE POWER OF GREAT CHOCOLATE AND INTENTIONAL HOSPITALITY.



Our mission isn't just a line that sounds good, it is our guiding principle. We measure the success of all that we do by how well it fits our mission statement. The world is not always sunshine and happy days. However, we truly believe in the power that intentional sharing of good food (chocolate!) has in brightening somebody's day. It is our mission to be that light to all, whether your day is filled with sunshine or a few clouds.

We carry out our mission by applying a set of **core values:**

❤️ •People come first. Period. Everyone, from our customers to our employees to the farmers growing our cacao, should be treated with the highest respect.

📝 Do your next task better than your last. We seek to put out the highest quality products and service, and that is only achieved by continually improving and putting aside complacency.

🌍 Make a positive impact on the world around you.

The Team

___





Benjamin Snyder: Co-founder, Director of Operations

Benjamin has worked in the food industry for 14 years in a variety of positions, leading to an executive pastry chef in several bakeries and restaurants. This experience gives him great insight into developing flavors and quality in food products. Benjamin's skills with minimizing food and labor costs, managing inventory, and menu development are strong assets to Lumineux Chocolate.

Rebecca Snyder: Co-founder, Head of Production

Rebecca holds a degree in Culinary Arts and also has a background in the food industry. She has worked in restaurants and bakeries, as a baker, cake decorator and pastry chef. Rebecca's attention to detail restaurants and bakeries, as a baker, cake decorator and pastry chef. Rebecca's attention to detail contributes greatly to her role in marketing, and her pastry background makes her invaluable to product development at Lumineux Chocolate.



Investment Summary

- This offering is for **Revenue Sharing Notes** in Lumineux Chocolate LLC.

- The **minimum investment is $100**.

- The **investment multiple is 1.5x**

- Business's Revenue share is **4.5% - 8.5%**, calculated on a linear scale depending on the amount raised. The revenue share percentage goes up as the amount raised increases.

A "rev share" is a debt structure that works like a royalty payment. The business agrees to **pay a set percentage of their revenue** until the investor is paid back a "multiple" of their investment. For example, a business may agree to pay 5% of their revenues each quarter until investors make 1.5x (the multiple) their original investment. **As an investor,** you would expect to turn a **$1,000 into $1,500**. The amount of time it takes to pay is dependent on the business' revenue.

For example (based on hypothetical offering amounts raised):

Amount Raised	Revenue Sharing %
$40,000	4.50%
$50,000	5.70%
$60,000	6.80%
$70,000	8.00%
$75,000	8.50%

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Equipment	27.0%	$10,800	33.3%	$25,000
Packaging	10.0%	$4,000	9.3%	$7,000
Inventory	22.5%	$9,000	12.0%	$9,000

Operating costs	32.5%	$13,000	24.0%	$18,000
Rental Space for Classes/Events	0%	$0	13.3%	$10,000
Vicinity Fees	8%	$3,200	8%	$6,000
Total	**100.00%**	**$40,000**	**100.00%**	**$75,000**

Common Questions

Do you plan to expand outside of South Carolina?

We certainly do! Our goal for 2021 (with the help of this campaign) is to:
- Reach 50 wholesale customers nationwide
- Participate in 2 weekly farmers markets, 35 pop-up markets, and 2 chocolate conventions

Who do you source your beans from?

Where do your beans come from?

What does "Bean-to-Bar" mean

Financial Highlights

This info is provided by Lumineoux. Vicinity never predicts or projects performance, and has not reviewed or audited this financial forecast.



Financial Projections

$500,000



Docs

Offering Document

Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/THVtaW5ldXggQ2hvY29sYXRl/kxtl301120052641.pdf)

Offering Document Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/THVtaW5ldXggQ2hvY29sYXRl/kxtl301120091656.pdf)

Risks

1. You Might Lose Your Money - When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.
2. Inability to Sell Your Investment - The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.
3. The Company Might Need More Capital - The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.
4. Future Investors Might Have Superior Rights - If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.
5. You Have a Limited Upside - Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.
6. You Do Have a Downside - Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.
7. Payments and Return Are Unpredictable - Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how

much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

8. The Notes Are Unsecured and Uninsured - The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

9. Subordination - The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

10. Lack of Guaranty - The Notes are not personally guaranteed by any of the founders or any other person.

11. Limitation of Individual Rights in Event of Default - In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Disclosures

- Lumineux Chocolate LLC has filed a Form C with the SEC which can be found here.

- Vicinity will be compensated upon a successful raise at 8% of the total amount raised.

- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from Lumineux Chocolate LLC to investors that will be withheld from the payment to investors.

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